As filed with the Securities and Exchange Commission on February 14, 2006
Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HANDHELD ENTERTAINMENT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	98-0430675 (I.R.S. Employer Identification No.)
____________________

539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470
(Address of Principal Executive Offices)
____________________

2003 STOCK OPTION/STOCK ISSUANCE PLAN, AS AMENDED
WARRANT AGREEMENTS LISTED ON APPENDIX I
RESTRICTED STOCK AGREEMENTS LISTED ON APPENDIX I
(Full Title of the Plan)

Jeff Oscodar
Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107
Telephone: (415) 495-6470
(Name, Address and telephone number, including area code, of agent for service)
Copy to:
Harvey J. Kesner, Esq.
Haynes & Boone, LLP
153 East 53rd Street
New York, New York 10022
Telephone: (212) 659-7300
Facsimile: (212) 918-8989

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.0001 per share	525,371	$3.38(2)	$1,775,754	$190.01
Common stock underlying outstanding options	1,950,963	$0.48(3)	$936,463	$100.21
Common stock underlying outstanding warrants	598,621	$0.51 (4)	$305,297	$32.67
TOTAL	3,074,955		$3,017,514	$322.89

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also registers such indeterminate number of additional shares of common stock that may be offered pursuant to the anti-dilution provisions set forth in the 2003 Stock Option/Stock Issuance Plan, as amended (the “Plan”).

(2)	Pursuant to Rule 457(c) under the Securities Act, calculated upon the basis of the average of the high and low prices as reported on the Nasdaq Capital Market on February 13, 2007.
(3)	Pursuant to Rule 457(h)(1) under the Securities Act, calculated on the basis of the weighted average exercise price of outstanding options to purchase shares of common stock under the Plan.
(4)
Pursuant to Rule 457(h)(1) under the Securities Act, calculated on the basis of the weighted average exercise price of warrants to purchase shares of common stock being registered pursuant to this Form S-8.

APPENDIX I

WARRANT AGREEMENTS WITH

William Keating
Timothy Keating
Stephen Rush
Andrew Duncan
Jay Chinnadorai
Steven Ludwig
Robert Marquitz
James Newbrough

RESTRICTED STOCK AGREEMENTS WITH

William Hipps
Dave McElhatten
Chris Magnani
Eric Hamilton
John Lewis
Kathryn Sarkis
Michael Roeder
Ted Richards
Raza Zaida
Karen Gold
Elliot Broadwin
Eugene O’Donnell
Carolyn Sue Owens
Mahlon Allison Smith III
Douglas Wolfgram
Maureen K. Phalon
Mark Passalaqua
Marcellos Parker
Carter Harris
Stanley Maciejewski
Hatem Trabelsi
Twink Caplan
Daniel Rosenberg
Robert Stice
Sheila Gladhill
Mark Heyert
Lai-Kong Fung
Joseph Abrams
Rod Haden
Rob Vial
Noral Ka Yan Lam
Nathaniel Calachan
Megan Hoagland
Ken Wright

i

Edward John Kowal
Stephen Rush
Jeff Oscodar
William Bush

EXPLANATORY NOTES

Handheld Entertainment, Inc. (“Handheld”) has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register (i) shares of our common stock, $0.0001 par value per share, issuable under our 2003 Stock Option/Stock Issuance Plan, as amended (the “Plan”), and underlying certain outstanding warrants (the “Warrants”) and (ii) shares of restricted stock (“Restricted Stock”) issued by us to certain of our employees and consultants as compensation for their services.

This Form S-8 includes a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be used for reoffers and resales of control securities (as such term is defined in General Instruction C to Form S-8) acquired pursuant to the Plan or under the Warrants by selling stockholders who may be deemed “affiliates” (as such term is defined in Rule 405 Securities Act) of Handheld, or for reoffers and resales of restricted securities acquired pursuant to individual awards of Restricted Stock.

PART I. INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1. Plan Information.

The documents containing the information concerning the Plan, the Warrants and the Restricted Stock required by Item 1 of this Registration Statement on Form S-8, and the statement of availability of registrant information, employee benefit plan annual reports and other information required by Item 2 of Form S-8, will be sent or given to persons eligible to participate in the Plan and to the holders of the Warrants and Restricted Stock as specified by Rule 428(b)(1) under the Securities Act. We will maintain a file of such documents in accordance with the provisions of Rule 428 and, upon request, shall furnish to the Commission or its staff a copy or copies of documents included in such file. Pursuant to the instructions to Form S-8, these documents are not required to be and are not being filed either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute part of a prospectus that meets the requirements of Section 10(a) of the Securities Act.

ITEM 2. Registrant Information and Employee Plan Annual Information.

Any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and the other documents required to be delivered to employees pursuant to Rule 428(b) will be available without charge to participants in the Plan and holders of the Warrants and Restricted Stock upon written or oral request by contacting:

Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, CA 94107
Telephone: (415) 240-4136
Attn: William J. Bush

PROSPECTUS

HANDHELD ENTERTAINMENT, INC.

3,074,955 SHARES OF COMMON STOCK

This prospectus relates to the reoffer and resale by the selling stockholders of an aggregate of 3,074,955 shares of Handheld Entertainment, Inc. common stock as follows:

•	1,950,963 that may be issued by us upon the exercise of stock options granted under our 2003 Stock Option/Stock Issuance Plan (the “Plan”),

•	598,621 shares that may be issued by us upon the exercise of certain outstanding warrants (the “Warrants”); and

•	525,371 shares of restricted stock (“Restricted Stock”) issued by us to certain of our employees and consultants as compensation for their services.

All of the shares are being reoffered and resold for the account of the selling stockholders. We will not receive any of the proceeds from the resale of these shares.

The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the NASDAQ Capital Market, the Boston Stock Exchange or such other stock market or exchange on which our common stock may be listed or quoted, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution” starting on page 18 of this prospectus. We will bear all expenses in connection with the preparation of this prospectus.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “ZVUE” and on the Boston Stock Exchange under the symbol “HDE.” The last reported sale price of our common stock was $3.33 per share on the NASDAQ Capital Market on February 13, 2007.

Our principal executive offices are located at 539 Bryant Street, Suite 403, San Francisco, California 94107 and our telephone number is (415) 495-6470.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 14, 2006.

TABLE OF CONTENTS
INCORPORATION BY REFERENCE	1

THE COMPANY	3

RISK FACTORS	4

FORWARD-LOOKING STATEMENTS	15

USE OF PROCEEDS	16

SELLING STOCKHOLDERS	16

PLAN OF DISTRIBUTION	18

LEGAL MATTERS	20

WHERE YOU CAN FIND MORE INFORMATION	20

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	21

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed March 30, 2006;

(2)	Current Report on Form 8-K, filed February 8, 2006;

(3)	Current Report on Form 8-K, filed February 13, 2006;

(4)	Current Report on Form 8-K, filed February 24, 2006

(5)	Current Report on Form 8-K/A, filed April 11, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as previously amended by Current Report on Form 8-K/A, filed February 27, 2006;

(6)
Current Report on Form 8-K/A, filed May 10, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as was previously amended by Current Report on Form 8-K/A, filed February 27, 2006, and by Current Report on Form 8-K/A, filed April 11, 2006;

(7)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 15, 2006;

(8)	Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2006, filed July 3, 2006;

(9)	Current Report on Form 8-K, filed July 7, 2006;

(10)	Current Report on Form 8-K/A, filed July 10, 2006, amending Current Report on Form 8-K/A, filed April 11, 2006;

(11)	Current Report on Form 8-K, filed July 26, 2006;

(12)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, filed August 14, 2006;

(13)	Current Report on Form 8-K, filed August 15, 2006;

(14)	Current Report on Form 8-K, filed October 31, 2006

(15)	Current Report on Form 8-K, filed November 6, 2006;

(16)	Current Report on Form 8-K, filed November 7, 2006;

(17)	Current Report on Form 8-K, filed November 9, 2006;

(18)	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, filed November 14, 2006;

(19)	Current Report on Form 8-K, filed November 16, 2006;

(20)	Current Report on Form 8-K, filed November 17, 2006;

(21)	Current Report on Form 8-K, filed December 7, 2006;

(22)	Current Report on Form 8-K, filed December 19, 2006;

(23)	Current Report on Form 8-K, filed January 18, 2007;

(24)	Current Report on Form 8-K/A, filed January 22, 2007;

(25)	Current Report on Form 8-K, filed January 30, 2007;

(26)	Current Report on Form 8-K, filed February 1, 2007;

(27)	Current Report on Form 8-K, filed February 9, 2007;

(28)	Current Report on Form 8-K/A, filed February 13, 2007; and

(29)	Description of Common Stock in our Registration Statement on Form 8-A, filed on August 14, 2006.

All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Handheld Entertainment, Inc., 539 Bryant Street, Suite 403, San Francisco, California 94107, Attention: William J. Bush. You may also call William J. Bush at (415) 240-4136.

THE COMPANY

We urge you to carefully read this entire prospectus, including the financial statements and the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase any of our securities. All references to “we,” “us” or “the Company” mean Handheld Entertainment, Inc. and its wholly-owned subsidiaries

Corporate History

We were organized in the state of Nevada on February 3, 2003 as Vika Corp. On February 8, 2006, we merged with and into a wholly-owned Delaware subsidiary, for the sole purpose of changing the state of our incorporation to Delaware from Nevada. On February 10, 2006, HHE Acquisition, Inc., our newly formed wholly-owned California subsidiary, merged with and into Handheld Entertainment, Inc., a private California corporation. Upon closing of the merger Handheld Entertainment, Inc. became our wholly-owned subsidiary and we succeeded to Handheld Entertainment’ Inc.’s line of business as our sole line of business. In connection with the merger, Handheld Entertainment, Inc. changed its name to HHE Corp. and we changed our name to Handheld Entertainment, Inc. On April 12, 2006, HHE Corp. merged with and into us. On August 14, 2006, we effected a 1.45-for-1 reverse stock split.

Overview

We are a digital-media-to-go company with a family of mass-market portable media players priced at mass-market prices at our own online video content stores at ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com. We are focused on two large and growing synergistic multi-billion dollar markets — distributed digital content and portable digital media devices. Our strategy is to capitalize on the synergy between portable digital entertainment products and related digital content. We offer consumers easy to use mobile devices at a compelling value, as well as access to a large and growing library of audio and video digital content. Our ZVUE devices have been designed to be compatible with virtually all formats of content. Consumers can also download free user-generated videos and other media from the “Free STUFF!” section of ZVUE.com, as well as from Dorks.com, FunMansion.com and YourDailyMedia.com.

We presently sell two models of our media player, the ZVUE 200 and ZVUE 250, as well as our latest offering, a MP3 player, announced in December 2006, which comes pre-loaded with music content. We manufacture products which are value priced and focus on price points below $149.

Our media players are sold in more than 2,000 Wal-Mart stores in the United States, as well as retail store websites, including Amazon.com. Subsequent to our acquisition of Putfile.com on February 5, 2007, we had approximately 425,000 media files available for download, consisting of music video, news clips, television shows, short films and feature-length films, and rights to more than 11,000 additional media files. We also have over two million songs available for download through our strategic partnerships with content providers, eMusic and Rhapsody.

We believe that there is an increasing demand for 'on-the-go' entertainment as evidenced by trends such as increased broadband penetration into the home and the proliferation of wi-fi “hot spots.” These factors have increased consumers' expectations to be able to access digital content across many different platforms. Digital video recorders, such as TIVO, have freed consumers to view media “when they want.” Location shifting technologies allow transferring of digital content between devices and permit users to view media ‘‘where they want.’’ Content distribution is also undergoing dynamic change as both new and classic music videos, television shows and films are made available for downloading to portable devices. We believe that devices need to provide content that content providers require devices, and that consumers want a complete solution. We believe we offer that complete solution.

Our principal executive offices are located at 539 Bryant Street, Suite 403, San Francisco, California 94107 and our telephone number is (415) 495-6470. Our website address is www.zvue.com. The website does not form a part of this prospectus.

Recent Developments

Corporate Governance

Since the resignation of Harvey J. Kesner from our board of directors on October 31, 2006, we had less than a majority of independent directors on our board and therefore were not in compliance with NASDAQ Marketplace Rule 4350(c)(1). On February 1, 2007, following our appointment of Robert B. Austrian to our board of directors, we were informed by the NASDAQ Stock Market that we regained compliance.

Private Placement

On January 17, 2007, we sold in a private placement 1,276,666 shares of common stock, warrants to purchase 957,500 shares of our common stock at an exercise price of $3.50 per share and warrants to purchase 957,500 shares of our common stock at an exercise price of $4.00 per share, for aggregate gross proceeds of $3.8 million. The private placement was offered to accredited investors pursuant to the exemption from registration afforded by Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act.

NASDAQ Marketplace Rule 4350(i)(1)(D)(ii), requires a company to obtain shareholder approval prior to the issuance of 20% or more of its shares of common stock outstanding before the issuance, if such issuance is for less than the market value of the stock. It was determined that the original liquidated damages provision contained in the warrants issued in the private placement could have resulted in the issuance of a number of shares equal to more than 20% of our outstanding shares of common stock, at a price less than the market value of the stock. On January 29, 2007, we were advised by the staff of the NASDAQ Stock Market that we regained compliance with this rule, upon amending the liquidated damages provision contained in the warrants issued in the private placement.

Acquisitions

On February 5, 2007, we acquired 100% of the outstanding shares of Putfile Limited. Puftile Limited operates a leading free digital media website, Putfile.com, featuring user-generated content. The purchase price for Putfile Limited was comprised of a combination of approximately $1,080,000 of cash and $6,000,000 of our restricted common stock (2,092,050 shares).

On December 18, 2006, we acquired certain assets from John Paul Worsnop, including all of the assets and business of YourDailyMedia.com, an internet website that aggregates user-generated content. The purchase price for the assets and business of YourDailyMedia.com was comprised of a combination of $260,000 in cash and a five-year $800,000 convertible promissory note in favor of John Paul Worsnop. The note is convertible into 186,306 shares of our common stock at a fixed conversion price of $4.29 per share. The note bears interest at a rate 4.9% per annum.

On December 1, 2006, we acquired certain assets from Aperio Technologies, Inc., including all of the assets and business related to FunMansion.com, an internet website that aggregates user-generated content. The purchase price for the assets and business of FunMansion.com was comprised of a combination of $500,000 in cash and a five-year $600,000 convertible promissory note in favor of Aperio Technologies, Inc. The note is convertible into 94,578 shares of our common stock at a fixed conversion price of $6.34 per share. The note bears interest at a rate of 4.9% per annum.

On November 13, 2006, we acquired 100% of the membership interests of Dorks, LLC, which operates Dorks.com, an internet website that aggregates user-generated content, from Zeus Promotions, LLC. The purchase price for the membership interests of Dorks, LLC was comprised of a combination of $500,000 in cash and a five-year $1 million secured convertible promissory note in favor of Zeus Promotions, LLC. The note was convertible into 750,751 shares of our common stock at a fixed conversion price of $1.33 per share. Zeus Promotions, LLC converted the entire principal amount of the note into 750,751 shares of our common stock on January 22, 2007.

The Company believes that it has the ability to satisfy its obligations under the convertible notes issued in connection with foregoing acquisitions.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to “Handheld,”“ we,” “us” and “our” refer to Handheld Entertainment, Inc. and its subsidiaries.

Risks Relating to Our Business

Since Wal-Mart represents approximately 97% of our revenues, and Wal-Mart has only purchased a single model, if they were no longer our customer, demanded different terms, or did not accept our future planned modes, a negative impact on our revenues would result.

Wal-Mart currently is, and for the foreseeable future is expected to remain, our largest customer. Wal-Mart represented approximately 97% of our revenues during the nine months ended September 30, 2006. While we plan to aggressively market the “ZVUE” product line to other major retailers, other major retailers may not take on the “ZVUE” product line. Consequently, our short-term business plan depends, to a significant extent, on continuing our relationship with Wal-Mart, which may not happen. We do not have any long term or supply agreement for the sale of our products to Wal-Mart and our business plans are based upon estimates for orders from Wal-Mart that could be inaccurate.

All of our sales to Wal-Mart, our largest customer during 2005, were of our ZVUE 200 model, which had been our sole product sold. The majority of our orders shipped to Wal-Mart during 2006 were our ZVUE 200 and ZVUE 250 models, as well as our new MP3 product. We expect the majority of our orders shipped to Wal-Mart during 2007 to be of our ZVUE 250 model as well as our MP3 player.

Having virtually all of our retail business concentrated in one retailer also entails the risk that the retailer may demand price concessions and other terms that prevent us from operating profitably, and which could subject us to the risks affecting that retailer's business. In addition, Wal-Mart maintains its own pay music download service that could compete with our download business and impact sales of our PMP devices.

Eastech is the sole manufacturer of our products and, if we are unable to continue our relationship on acceptable terms, our ability to manufacture products would be significantly impaired and our revenues would be negatively impacted.

We are dependent on a continuing relationship with Eastech, the sole manufacturer of our PMP and MP3 devices. Eastech presently manufactures our PMP and MP3 devices based on purchase orders that we submit. Eastech has been providing us payment terms that permit us to pay for products once our customers have paid us. However, these terms are expected to change, which may require us to begin to make advance payments for our purchases of inventory and components. We currently do not have alternative financing available and do not maintain a revolving line of credit for purchases. There can be no assurance that we can successfully renegotiate our agreement with Eastech which expired in January 2007.

Our relationship with Eastech may not continue into the future, and unforeseen events may result in our relationship ending or changing. An adverse change to this relationship would have a material adverse impact on our business and results of operations by, among other things, increasing our costs. The inability or unwillingness of Eastech to continue manufacturing our products on a purchase order basis, exposes us to additional risks.

Eastech is one of our significant investors. In 2004, Eastech purchased 383,142 shares of our series B convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $500,000. In addition, Eastech's founder, chairman and CEO who was a member of our board of directors at the time (he resigned in November 2005), purchased 18,390 shares of our series D convertible preferred stock (which was converted into our common stock in the reverse merger) for an aggregate purchase price of $100,000. The terms of Eastech's relationship with us may be significantly influenced by Eastech's ownership interest. We may not be able to locate replacement manufacturing or assembly facilities from independent parties that would provide payment, supply and other terms equivalent to those provided us by Eastech, particularly in light of the incentive provided by the ownership relationship which would not exist with any successor manufacturer to Eastech.

Our existing agreements with Eastech could harm our cash flows, and a default on our payment obligations would allow Eastech to foreclose and liquidate some or all of our assets.

Under these agreements, Eastech has a security interest in all of our assets (other than our patents, trademarks and copyrights). In addition, payments by our customers of our accounts receivable from the sale of our PMP and MP3 products are required to be made to an escrow account, with the proceeds from that escrow account first being distributed to Eastech so that it receives its contract manufacturing price, with the remainder to us. A default by us on our payment obligations to Eastech, including our failure to pay Eastech its contract manufacturing price, would permit Eastech to foreclose and liquidate some or all of our assets in order to pay amounts owed, which would negatively impact our ability to conduct business.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, we have experienced losses to date, and, as of our last audit at the end of 2005, our independent registered public accounting firm expressed doubt about our ability to continue as a going concern.

Although we expect to achieve cash flow positive results in the fourth quarter of 2007, there can be no assurance that we will be able to achieve or sustain profitability or positive cash flow by such period, or at all. Based on our history of losses, our independent registered public accounting firm has stated in their report accompanying their audit of our 2005 year-end financial statements that there is substantial doubt about our ability to continue as a going concern. If consumers are slower to embrace our products than we expect, we may not be able to continue operating our business.

We face intense competition from both PMP manufacturers and content distributors and if customers do not choose our products or our content delivery methods, pricing or offerings over those of our competitors, then our revenues would be negatively impacted.

The handheld entertainment market in which we operate, which includes portable video players, portable stereos, game players, MP3 and CD players and, to a limited degree, personal digital assistants (PDAs) and wireless phones, is very competitive. The content delivery business in which we operate also is very competitive. Consumers have many devices to choose from and many content providers to choose from, such as Apple, Microsoft, Napster, Musicmatch, RealAudio, and Wal-Mart, and we must compete with these devices and services in order to sell our ZVUE PMP devices and generate revenues from content, including video content.

Several companies, including Apple, Microsoft, Nintendo, Nokia, Sony, Samsung, Toshiba and Creative Labs, have released, or announced that they are developing, handheld devices featuring digital video playback similar to that offered by us and planned in the future. We cannot guarantee that consumers will choose to purchase our PMP devices, or purchase content through our service, instead of other handheld devices or from other content companies. We also face competition from traditional media outlets such as television (including cable and satellite), radio (terrestrial and satellite), CDs, DVDs, videocassettes and others, and may in the future face competition from new or as yet unknown sources, such as broadband telephone providers. Emerging Internet media sources and established companies entering into the Internet media content market include Time Warner's AOL subsidiary, Microsoft, Apple, Google, Yahoo! and broadband Internet service providers who can be expected to be significant competitors. We expect this competition to become more intense as the market and business models for Internet video content to mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than we can and may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Most of our competitors or potential competitors in both devices, and content, have significantly greater financial, technical and marketing resources than we do. They may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to developing, promoting and selling their products and services than we can.

If our suppliers are unable to meet our manufacturer’s requirements, then we will need to reduce the number of ZVUES available to our distribution partners, which would decrease our revenues.

Our products contain components, including liquid crystal displays, memory chips and microprocessors, from a variety of suppliers. In order for us to have the ZVUE devices manufactured, these components must be available at the right level of quality and at the right price. Some components, such as microprocessors, come from single-source suppliers, and alternative sources would not be available for those components unless we were to redesign the device. Other components, such as our screens, could be obtained from alternative suppliers without redesign, but only at higher prices than we currently pay or for delivery later than required by our production schedule. If suppliers are not able to provide these critical components on the dates and at the prices scheduled, our sole-source manufacturer, Eastech Electronics (Taiwan) Inc. (Eastech) may not be able to promptly and cost-effectively manufacture the ZVUE devices in sufficient quantities to meet our demand, which would decrease our revenues.

If consumers do not embrace our products our revenues will decline.

During 2005 and through October 2006, nearly all of our revenues were derived from sales of just a single product, the “ZVUE 200.” Since then, we have begun selling additional products, the “ZVUE 250” and our MP3 player. Consumers may not accept our new products, on which future revenues will rely, or adopt our content services. Our financial success will depend largely on our ability to quickly and successfully establish, maintain and increase sales of our new products, including through untested new retail channels of distribution. We have assumed that there is substantial and growing consumer demand for PMP devices priced under $149, on which assumption our business model is substantially reliant. Because our distribution to date has also been largely concentrated in Wal-Mart, a single large well-established retail chain, representing approximately 94% of our 2005 revenues, our products and content may not achieve the mass market appeal and success on which we have based our plans. Our success is significantly dependent upon the accuracy of our price and positioning assumptions and various other assumptions including design, functionality, and consumer acceptance.

The market for products that enable the downloading of media and personal music/video management is still evolving. We may be unable to develop sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt or maintain our products as their primary application to play, record, download and manage their digital content. Our inability to achieve or maintain widespread acceptance or distribution of our products would negatively impact our revenue.

Failure to develop consumer recognition of our products could limit the demand for the ZVUE, resulting in less than expected sales.

We believe that continuing to strengthen our brand will be critical to increasing demand for, and achieving widespread acceptance of, our ZVUE devices. We also believe that a strong brand, such as those offered by many competitors, offers an advantage to those competitors with better name recognition than ours. Various well-recognized brands have introduced players, and our PMP products may be viewed as late to the portable media player market, a significant competitive disadvantage. Promoting our brand will depend largely on our marketing efforts and whether we are able to secure rights to desirable content. There is no guarantee that our marketing efforts will result in increased demand for our products or greater customer loyalty, and even if they do, that we will generate increased revenues or profitability due to requirements for enhanced marketing efforts and costs to attract and retain consumers.

If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team, which includes Jeff Oscodar, our Chief Executive Officer and President, Tim Keating, our Chief Operating Officer, Garrett Cecchini, our Executive Vice President, Secretary and founder, Carl Page, our Chief Technology Officer, Bill Bush, our Chief Financial Officer, Greg Sutyak, our Executive Vice President, Finance and Operations, and Larry Gitlin, our Vice President of Business Development. The loss of any of our senior management or key personnel could seriously harm our business and prospects. We intend to utilize a portion of the proceeds of this offering to secure key-man life insurance on certain of our executives.

If we are not able to manage our product return rate at acceptable levels, then gross margin will decline.

Our strategy of appealing to a mass market with low prices requires that our products be easy to use. We have experienced return rates that are higher than acceptable to us, and may exceed return rates experienced by competing brands, but which we believe are in line with acceptable levels of returns for our product category. We cannot guarantee that we will be successful in reducing our return rates, resulting in lower gross margins.

Major retailers purchasing electronic equipment require buy-back protections, which could materially impair our cash flow.

Major retailers such as Wal-Mart, Best Buy, Target, and Toys "R" Us may require manufacturers and distributors to provide them various inventory and price protections and incentives. Major retailers may require a variety of protections, including holdbacks on payment, reducing the price paid if the retailer cannot sell the product or the product requires discounting, or requiring the manufacturer to buy back unsold goods. If our products do not sell as well as we or retail distributors anticipate, such protections could lead to excess inventory and costs, and our becoming subject to significant holdback and repayment obligations, which may be arbitrary and difficult or impossible to contest without jeopardizing our relationship with a retailer. We may be unable to recover from our manufacturers any amounts that we will be required to pay or allow to our retailers. Accordingly, these obligations could significantly impair our cash flow, revenues and financial condition.

Since our products are manufactured overseas, changes in political or economic conditions in those countries could affect our ability to manufacture products in compliance with our distribution partners’ schedules.

Because our manufacturer's headquarters are in Taiwan and its factory is in China, our business is subject to risks associated with doing business internationally. Accordingly, our ability to distribute the product could be harmed by a variety of factors, including changes in foreign currency exchange rates, changes in the political or economic conditions in Taiwan, China or elsewhere, trade-protection measures, import or export licensing requirements, delays in shipping, potential labor activism, inclement weather, difficulty in managing foreign manufacturing operations and less effective protection of intellectual property.

We have a limited operating history and therefore it is difficult to accurately make projections and forecasts.

We are an early stage company. We are devoting substantial efforts to establishing a new business that has not yet generated significant revenues in a new industry. As a result, we have no reliable operating history upon which to base our projections and forecasts.

  We may not be able to adequately protect our proprietary rights, which would have an adverse effect on our ability to competitively manufacture and distribute our products on a world-wide basis.

Our ability to compete depends upon internally developed technology and technology from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, and protective contractual provisions. Despite these efforts, our applications for patents and trademarks relating to our business may not be granted and, if granted, may not provide us with any competitive advantages. Additionally, another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products. Further, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Our inability to adequately protect our proprietary rights would have an adverse impact on our ability to competitively manufacture and distribute our products on a world-wide basis.

We may be subject to claims that we have infringed the proprietary rights of others, which could require us to obtain a license, increasing our royalty expenses, or to change our products, resulting in higher development expenses.

Although we do not believe that any of our activities infringe the proprietary rights of others, we may be subject to claims that our intellectual property is invalid, or claims for indemnification resulting from infringement of intellectual property owned by others. Regardless of the merit of such claims or if such claims are valid or can be successfully asserted, or defended, such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may be unavailable on reasonable terms, or at all, which could force us to pay higher royalties or change our products or activities, which could result in higher development expenses.

Our anticipated growth could strain our resources.

We expect to grow at a rate that will place a significant strain on our managerial, operational and financial resources. To manage this growth, we will have to develop and install operational and financial systems, as well as hire, train and manage new employees, in addition to independent consultants. We may not be able to locate and hire the individuals we will need as our business grows.

Our mobile product plans may not be realized and we may not be successful if consumers do not use mobile devices to access video digital media in addition to audio.

In order for our investment in the development of mobile video products to be successful, consumers need to adopt and use mobile devices for consumption of digital video media. Available video devices are not widely known or available at reasonable prices so consumers have not yet widely adopted products for video as they have for audio. If adoption does not significantly increase, our revenues would not increase to the levels we desire.

We rely on third-party content providers, who may not provide their content to us on advantageous terms or at all, which would affect the quality of our content offering.

We contract with third parties to obtain content for distribution to our customers. We pay royalties/fees to obtain the necessary rights to lawfully offer these materials to our customers. Royalty rates associated with content are not standardized or predictable. Our licensing arrangements are generally non-exclusive and short-term and do not guarantee renewals. Some parties in the content industry have consolidated and formed alliances, which could limit the availability of, and increase the costs associated with acquiring rights to content. Further, some content providers currently, or in the future may, offer music and video products and services that would compete with our music and video products and services, and could take action to make it more difficult or impossible for us to license or distribute content, such as imposing harsh usage rules restricting copying or other uses by our customers. If we are unable to offer a wide variety of content at reasonable rates, our revenues would be diminished.

If we are unable to continually license compelling digital content on commercially reasonable terms, then our gross margins would be negatively impacted.

We must continue to obtain fresh compelling digital media content for our video and music services in order to develop and increase revenue and overall customer satisfaction for our products and services. In some cases, we have paid and will continue to pay substantial fees in order to obtain premium content. We have limited experience determining what content will be successful with current and prospective customers. In addition, some of our content licensing agreements may have high fixed costs, and in the event that we do not renew these agreements these fixed costs may be lost. If we cannot obtain premium content on commercially reasonable terms, or at all, our gross margins would be negatively impacted.

Development delays or cost overruns may negatively affect the profitability of our products.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors, including security errors, that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance, and lead to disputes or litigation.

If our products are not able to support popular digital media formats, our sales will be substantially impaired.

The success of our products and services depends upon our interoperability and support for a variety of media formats and, to a lesser extent relating to our future plans, wireless formats. Technical formats and consumer preferences may change over time, and we may be unable to adequately address these changes or have proficiency with new and evolving formats. We may not be able to license technologies, like “codecs” -- compression/decompression -- or DRM - digital rights management -- technology, that are introduced, which would harm consumer and developer acceptance of our products and services.

Changes in network infrastructure, transmission methods and protocols, and broadband technologies could negatively impact our revenues.

Our products and services depend upon the means by which users access content over the Internet and will, to an increasing degree in the future, rely on wireless networks. If popular technologies, transmission methods and protocols change use of our technologies and products could decrease, and our operating results could be negatively impacted.

Development of new technologies, products and services for transmission infrastructure could increase our vulnerability to competitors by enabling the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources, and established relationships with media providers. Our current competitors may also develop relationships with, or ownership interests in, companies that have significant access to or control over the broadband transmission infrastructure or content that could provide them with a significant competitive advantage.

Standards for non-PC wireless devices have not been established and could diminish our sales if our products and technologies are not compatible with the new standards.

We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems. If we do not successfully make our products and technologies compatible with emerging standards, we may miss market opportunities and our financial performance will suffer. If other companies' products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could be reduced or they could become obsolete.

Our operating results will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends, in part, on the continued operation of our systems and networks and those of third parties. A significant or repeated reduction in the performance, reliability or availability of these information systems and network infrastructure could harm our ability to conduct our business, our reputation and our ability to attract and retain users and content providers. Problems with these systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters, power failures, intentional actions to disrupt our systems, and networks and many other man-made and natural causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located in San Francisco, California, an area that is at heightened risk of earthquakes and fires. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. We intend to utilize a portion of the proceeds of this offering to promote fully-redundant systems and enhance our business interruption insurance from the present levels.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any events that compromise our ability to transmit and store information and data securely, and any costs associated with preventing or eliminating such problems, could hurt our ability to distribute products and content and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. A successful attack or breach of security against us (or against a well-known third party) could hurt consumer demand and expose us to consumer class action lawsuits.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property, which could be very costly and distracting to management.

Disputes regarding the ownership of technologies and rights associated with media, digital distribution and online businesses are common and likely to increase in the future. We may be forced to litigate to enforce or defend our intellectual property rights or manner of doing business, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and distracting to management, even if such claims are not meritorious. The existence and/or outcome of any such litigation is unpredictable and could significantly increase our expenses.

We may be subject to legal liability for the provision of third-party products, services or content, resulting in damages or penalties.

Our arrangements to offer third-party products, services, content or advertising could subject us to claims by virtue of our involvement in providing access to that information. Our agreements may not adequately protect us from potential liabilities. It is also possible that if information provided directly by us contains errors or is illegal, or is otherwise negligently provided to users, we could be subject to claims (or prosecution). Investigating and defending these claims would be expensive, even if the claims are unfounded. If any of these claims results in liability, we could be required to pay damages or other penalties.

We may be liable for content displayed on our network of websites which could subject us to liabilities and increase our expenses.

We may liable to third parties for content available or posted on our websites, ZVUE.com, Dorks.com, FunMansion.com and YourDailyMedia.com, if the music, artwork, text, video or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims by third parties resulting from content available or posted on our websites could be time consuming, result in costly litigation and divert management’s attention.

 Risks Relating to Our Industry

We may be subject to risk and legal liability in connection with data collection capabilities of our products and services, resulting in damages or penalties.

Products that are interactive require communication between a client and server. To provide better consumer experiences and operate effectively, such products send information, including private data, to servers and also require that a user provide information. Companies impacted by interactive data collection and transmission over the Internet, such as us, establish and maintain a privacy policy concerning collection, use and disclosure of user data. Online privacy is an area of developing law and regulation. Failure to comply with posted privacy policy and existing or new legislation or rules concerning privacy could impact the market for our products and services, hurt our reputation with consumers, subject us to litigation, and may also lead to strict regulation of such activities.

Interpretation of existing laws that did not originally contemplate the internet could harm our business and operating results.

The application of existing laws governing issues such as property ownership, copyright and other intellectual property issues to the Internet is not clear. Many of these laws were adopted before the advent of the Internet and do not address the unique issues associated with the Internet and related technologies. In many cases, the relationship of these laws to the Internet has not yet been interpreted. New laws, regulations, and interpretations of existing laws may increase our costs or require us to change business practices.

Risks Relating our common stock

 Future sales of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock or the availability of a substantial number of such shares for sale could result in a decline of prevailing market price of our common stock and impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that we deem necessary or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

RISKS RELATING TO OUR ORGANIZATION

Our directors, executive officers and entities affiliated with them beneficially own a substantial number of shares of our common stock, which gives them significant control over some major decisions on which our stockholders may vote and may discourage an acquisition of us.

Our executive officers, directors and affiliated persons beneficially own, in the aggregate, approximately 33.9% of our outstanding common stock. This figure does not reflect the increased percentages that the officers and directors may have in the event that they exercise options that may be granted to them under our employee incentive plans or if they otherwise acquire additional shares of our common stock. The interests of our current officers and directors may differ from the interests of other stockholders. These current officers, directors and affiliated persons will have significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our certificate of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	control the outcome of any other matter submitted for stockholder vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

We are a Delaware corporation. Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this Prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as “expects,” “plans” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, the effectiveness, profitability, and marketability of such products, the ability to protect proprietary information, the impact of current, pending, or future legislation and regulation on the electronic marketing industry, the impact of competitive products or pricing, technological changes, the effect of general economic and business conditions and other risks and uncertainties detailed from time to time in our filings with the SEC. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

USE OF PROCEEDS

We will not receive any of the proceeds from the reoffer and resale of the shares of common stock by the selling stockholders. We will receive the exercise price of the options under the Plan and the Warrants when exercised by the holders thereof. Such proceeds will be used for working capital purposes.

SELLING STOCKHOLDERS

This prospectus relates to the reoffer and resale of shares of our common stock (i) issued to the stockholders who exercised stock options under the Plan or exercised the Warrants, or (ii) that may be issued under the Plan to stockholders who are deemed to be affiliates of ours, or to non-employee directors. This prospectus may also be used with respect to the reoffer and resale of shares of Restricted Stock.

The following table sets forth (i) the number of shares of our common stock beneficially owned by the selling stockholder on the date hereof, (ii) the number of shares of our common stock to be offered for resale by the selling stockholder, and (iii) the number and percentage of shares of our common stock to be held by the selling stockholder, after completion of this offering:

Name	Shares of Common Stock Owned Prior to the Offering(1)	Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering(2)

Jeff Oscodar	708,942(3)	708,942	-0-	0%
Garrett Cecchini	495,862(4)	203,448	292,414	2.12%
Carl Page	2,800,105(5)	44,828	2,755,277	19.99%
William Bush	205,597(6)	183,183	22,414	0%
Greg Sutyak	213,793(7)	213,793	-0-	0%
David Hadley	178,762(9)	17,241	161,521	1.17%
Dr. Carl Goldfischer	17,241(8)	17,241	-0-	0%
Geoff Mulligan	278,620(9)	17,241	261,379	1.90%
Timothy Keating	201,724(10)	201,724	-0-	0%
William Keating	218,965(11)	218,965	-0-	0%
Robert Austrian	17,241(8)	17,241	-0-	0%
William Hipps	3,103(12)	3,103	-0-	0%
Dave McElhatten	4,414(12)	4,414	-0-	0%
Chris Magnani	11,702(12)	10,323	1,379	0%
Eric Hamilton	254,742(12)	104,534	150,208	1.08%
John Lewis	181,673(12)	87,880	93,793	*
Kathryn Sarkis	17,775(12)	17,775	-0-	0%
Michael Roeder	58,671(12)	56,947	1,724	0%
Ted Richards	105,086(12)	105,086	-0-	0%
Eugene O’Donnell	5,517(12)	5,517	-0-	0%
Raza Zaida	2,207(12)	2,207	-0-	0%
Karen Gold	1,724(12)	1,724	-0-	0%
Elliot Broadwin	6,897(12)	6,897	-0-	0%
Carolyn Sue Owens	6,185(12)	6,185	-0-	0%
Mahlon Allison Smith III	2,534(12)	2,534	-0-	0%

Name	Shares of Common Stock Owned Prior to the Offering(1)	Shares of Common Stock to be Sold	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering(2)
Douglas Wolfgram	5,435(12)	5,435	-0-	0%
Maureen K. Phalon	5,435(12)	5,435	-0-	0%
Mark Passalaqua	5,413(12)	4,310	1,031	0%
Marcellos Parker	1,659(12)	1,659	-0-	0%
Carter Harris	1,659(12)	1,659	-0-	0%
Stanley Maciejewski	2,034(12)	2,034	-0-	0%
Hatem Trabelsi	1,724(12)	1,724	-0-	0%
Twink Caplan	3,448(12)	3,448	-0-	0%
Daniel Rosenberg	3,448(12)	3,448	-0-	0%
Robert Stice	21,310(12)	21,310	-0-	0%
Shiela Gladhill	345(12)	345	-0-	0%
Mark Heyert	6,000(12)	6,000	-0-	0%
Lai-Kong Fung	3,125(12)	3,125	-0-	0%
Rod Haden	8,253(12)	8,253	-0-	0%
Rob Vial	5,000(12)	5,000	-0-	0%
Noral Ya Kan Lam	1,000(12)	1,000	-0-	0%
Nathaniel Calachan	1,000(12)	1,000	-0-	0%
Megan Hoagland	1,000(12)	1,000	-0-	0%
Ken Wright	3,500(12)	3,500	-0-	0%
Edward John Kowal	780,856(12)	23,342	757,514	5.49%
Joseph Abrams	72,000(12)	72,000	-0-	0%
Stephen Rush	122,456(13)	122,456	-0-	0%
Steven Ludwig	20,345(14)	20,345	-0-	0%
Robert Marquitz	20,345(14)	20,345	-0-	0%
Jim Newbrough	16,552(14)	16,552	-0-	0%
Jay Chinnadorai	34,483(14)	34,483	-0-	0%
Andrew Duncan	34,483(14)	34,483	-0-	0%

___________________
*	Less than 1%

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options and warrants to purchase shares of common stock exercisable within 60 days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Based upon 13,763,184 shares of common stock outstanding on the date hereof, and including, with respect to each individual holder, rights to acquire common stock exercisable within 60 days.
(3)
Includes 645,179 shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days and 63,763 shares of our restricted shares of our common stock.

(4)	Includes 203,448 shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.
(5)
Based on a Form 3 filed by Mr. Page with the SEC on December 8, 2006. Includes 44,827 shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.

(6)
Includes 23,333 shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days, 21,919 shares of our restricted shares of our common stock and 137,931 restricted shares which vest over the next three years and of which 34,483 vest within 60 days.

(7)	Consists entirely of shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.
(8)	Consists entirely of shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.
(9)	Includes 17,241 shares issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.
(10)	Consists entirely of shares issuable upon exercise of outstanding warrants that are currently exercisable or will become exercisable within 60 days.
(11)
Includes 17,241 shares issuable upon exercise of outstanding options and 201,724 shares issuable upon exercise of outstanding warrants that are currently exercisable or will become exercisable within 60 days.

(12)
Consists entirely of previously issued restricted shares of our common stock and common stock issuable upon exercise of outstanding options that are currently exercisable or will become exercisable within 60 days.

(13)
Consists 55,190 shares of our restricted shares of our common stock and 68,966 shares issuable upon exercise of outstanding warrants that are currently exercisable or will become exercisable within 60 days.

(14)	Consists entirely of common shares issuable upon exercise of outstanding warrants that are currently exercisable or will become exercisable within 60 days.

PLAN OF DISTRIBUTION

We are registering these shares of common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of common stock, except upon the exercise of warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement that we entered into with the selling stockholders. However, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York. A partner with Haynes and Boone, LLP holds shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-8 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

The following documents filed by Handheld Entertainment, Inc. (“Handheld”, “we” or “our”) with the SEC are incorporated by reference in this registration statement on Form S-8 (the “Registration Statement”):

(1)	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed March 30, 2006;

(2)	Current Report on Form 8-K, filed February 8, 2006;

(3)	Current Report on Form 8-K, filed February 13, 2006;

(4)	Current Report on Form 8-K, filed February 24, 2006

(5)	Current Report on Form 8-K/A, filed April 11, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as previously amended by Current Report on Form 8-K/A, filed February 27, 2006;

(6)
Current Report on Form 8-K/A, filed May 10, 2006, amending Current Report on Form 8-K, filed February 13, 2006, as was previously amended by Current Report on Form 8-K/A, filed February 27, 2006, and by Current Report on Form 8-K/A, filed April 11, 2006;

(7)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 15, 2006;

(8)	Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2006, filed July 3, 2006;

(9)	Current Report on Form 8-K, filed July 7, 2006;

(10)	Current Report on Form 8-K/A, filed July 10, 2006, amending Current Report on Form 8-K/A, filed April 11, 2006;

(11)	Current Report on Form 8-K, filed July 26, 2006;

(12)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, filed August 14, 2006;

(13)	Current Report on Form 8-K, filed August 15, 2006;

(14)	Current Report on Form 8-K, filed October 31, 2006

(15)	Current Report on Form 8-K, filed November 6, 2006;

(16)	Current Report on Form 8-K, filed November 7, 2006;

(17)	Current Report on Form 8-K, filed November 9, 2006;

(18)	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, filed on November 14, 2006;

(19)	Current Report on Form 8-K, filed November 16, 2006;

(20)	Current Report on Form 8-K, filed November 17, 2006;

(21)	Current Report on Form 8-K, filed December 7, 2006;

(22)	Current Report on Form 8-K, filed December 19, 2006;

(23)	Current Report on Form 8-K, filed January 18, 2007;

(24)	Current Report on Form 8-K/A, filed January 22, 2007;

(25)	Current Report on Form 8-K, filed January 30, 2007;

(26)	Current Report on Form 8-K, filed February 1, 2007;

(27)	Current Report on Form 8-K, filed February 9, 2007;

(28)	Current Report on Form 8-K/A, filed February 13, 2007; and

(29)	Description of Common Stock in our Registration Statement on Form 8-A, filed on August 14, 2006.

In addition, all documents filed by Handheld with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the respective dates of filing of such documents with the SEC. Any statement contained in this Registration Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers

Our Certificate of Incorporation limits the liability of the directors of Handheld to the fullest extent permitted under Delaware corporate law. Specifically, our directors will not be liable to Handheld or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•	for any breach of the director’s duty of loyalty to Handheld or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director derived an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Handheld will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Our Certificate of Incorporation provides that we will, in certain situations, indemnify, to the fullest extent permitted under and in accordance with the laws of the State of Delaware, any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with Handheld against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding. Directors of Handheld are and certain other persons may be, subject in each case to certain limitations, entitled to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which Handheld is a party provide for indemnification of the employees who are party thereto.

Item 7. Exemption from Registration Claimed

Grants of options, warrants, and restricted securities were awarded to directors, officers, employees and consultants of ours pursuant to the exemption afforded by Section 4(2) of the Securities Act.

Item 8. Exhibits

Exhibit No.	Description of Exhibits

4.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.2	Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)

4.3	By-laws (incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.4
Handheld Entertainment, Inc. 2003 Stock Option/Stock Issuance Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 13, 2006)

5.1*	Opinion of Haynes and Boone, LLP

23.1*	Consent of Haynes and Boone, LLP (contained in Exhibit 5)

23.2*	Consent of Salberg & Company, P.A.

24*	Powers of Attorney (included on the signature page of this Registration Statement)

_________________
*	filed herewith.

Item 9. Undertakings

1.	The undersigned Registrant hereby undertakes that it will:

(a)
file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution;

(b)
for determining liability of the undersigned small business issuer under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering;

(c)	file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

2.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 14th day of February 2007.

HANDHELD ENTERTAINMENT, INC.

By:	/s/ Jeff Oscodar
Jeff Oscodar, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeff Oscodar as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ Jeff Oscodar	February 14, 2007
Jeff Oscodar, Director, President and Chief Executive Officer (principal executive officer)

By:	/s/ William J. Bush	February 14, 2007
William J. Bush, Chief Financial Officer (principal accounting and financial officer)

By:	/s/ Bill Keating	February 14, 2007
Bill Keating, Chairman

By:	/s/ Carl Page	February 14, 2007
Carl Page, Director

By:	/s/ David F. Hadley	February 14, 2007
David F. Hadley, Director

By:	/s/ Carl Goldfischer	February 14, 2007
Dr. Carl Goldfischer, MD, Director

By:	/s/ Geoff Mulligan	February 14, 2007
Geoff Mulligan, Director

By:	/s/ Robert B. Austrian	February 14, 2007
Robert B. Austrian, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.2	Certificate of Amendment to the Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on August 15, 2006)

4.3	By-laws (incorporated herein by reference to Exhibit 3.2 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 8, 2006)

4.4
Handheld Entertainment, Inc. 2003 Stock Option/Stock Issuance Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Handheld’s Current Report on Form 8-K, filed with the SEC on February 13, 2006)

5.1*	Opinion of Haynes and Boone, LLP

23.1*	Consent of Haynes and Boone, LLP (contained in Exhibit 5)

23.2*	Consent of Salberg & Company, P.A.

24*	Powers of Attorney (included on the signature page of this Registration Statement)

_________________
*	filed herewith.